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05039168

SECURITI[...] [...]SSION

[...]ashington, D.C. 20549

cm 3/17

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SEC FILE NUMBER
8-43078

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Co LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2005
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Ave.
(No. and Street)

NY, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2/18/05 SS

SEC 1410 (3-91)

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

CAIN BROTHERS & COMPANY, LLC

December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Cain Brothers & Company, LLC

We have audited the accompanying statement of financial condition of Cain Brothers & Company, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 11, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Cain Brothers & Company, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 9,436,697
Fees receivable	3,555,492
Securities owned, at market value	12,173
Investments, at fair value	686,041
Due from clearing broker	333,005
Property and equipment - net of accumulated depreciation of $371,533	333,626
Prepaid expenses and other assets	535,003
	$14,892,037

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,705,847
Bonus and profit-sharing payable	5,044,420
Capital distribution payable	383,420
Total liabilities	9,133,687
Members' equity	
Common interest	1,395,850
Preferred interest	
Class A (*)	4,000,000
Class B	362,500
Total members' equity	5,758,350
	$14,892,037

(*) The "Lehman Preferred" as defined in the New Agreement (Note A).

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the State of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of October 4, 2000, the Company is operating under the Second Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement," as amended). The Company, as the successor of Cain Brothers & Company, Incorporated ("Cain"), filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the SEC's Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

NOTE B - BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company.

The members select representatives who comprise the Management Committee (the "Committee") which has been granted sole authority to make all operating decisions with respect to the Company except as otherwise reserved for Cain (as the Managing Member) which appoints a Managing Agent to fulfill its responsibilities under the New Agreement. The Committee is presently comprised of six representatives, of which Lehman selects two. Generally, decisions of the Committee require a majority vote, although for certain decisions a unanimous vote is required.

NOTE B (continued)

The Company allocates net income and net loss to the members as further described in the New Agreement.

Certain management employees are shareholders in Cain and are paid by the Company through compensation.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

   Cash on deposit with banks as of December 31, 2004 exceeded insured limits.

2. *Fees Receivable*

   Fees receivable are comprised of billed invoices and work-in-process for engagements substantially complete but unbilled at December 31, 2004. Fees receivable associated with billed invoices are carried net of reserves, which are established on an aging basis, as an allowance for doubtful accounts.

3. *Securities Transactions*

   Securities transactions are recorded on a trade-date basis.

   Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

4. *Due From Clearing Broker*

   The amount due from clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business. Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

NOTE C (continued)

5. *Property and Equipment*

   The Company records property and equipment at cost.

6. *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

7. *Income Taxes*

   The Company is a limited liability company. The operations of the Company will be included in the taxable income of the members.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $9,133,687. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital of $4,003,316, which exceeded its requirement of $608,912 by $3,394,404.

NOTE E - INVESTMENTS, AT FAIR VALUE

At December 31, 2004, the Company has the following investments: CB Health Ventures LLC and CB Health Ventures II LLC, collectively referred to as "Ventures," which are included in the accompanying statement of financial condition at fair value.

NOTE E (continued)

In determining fair value, the Company has given consideration to changes in financial condition of the investee, prospects of the investee and current status of the investee's marketability. The values as of any particular date are not indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

At December 31, 2004, the Company's investment in Ventures was valued at approximately $686,000. This is its fair value, as determined by management, based upon the underlying net asset value of the funds. Ventures makes investments concentrated in the health care industry. The Company has committed to contribute to Ventures approximately $1.2 million. As of December 31, 2004, the Company has made contributions totaling approximately $1,018,000 to Ventures. The Company will be required to make additional capital contributions on an "as needed" basis, up to the amount of its commitment.

A principal of the Company also serves in a management capacity of Ventures.

NOTE F - MEMBERS' EQUITY

Per the New Agreement, the Company has two members. Cain is the sole Common interest holder as of December 31, 2004 and also holds a $362,500 Class B Preferred interest. Lehman is the sole Class A Preferred interest holder. Lehman and Cain are entitled to a Preferred Return on their respective unrecovered preferred Class A and Class B capital balances, respectively.

At any time after January 1, 2006, Cain has the right to cause the Company to redeem, on 30 days' notice, the interest of Lehman in the Company. At any time between January 1, 2007 and March 31, 2007, Cain has the additional right to cause the Company to redeem the interest of Lehman in the Company, such redemption to occur in three annual installments. At any time after January 1, 2012, upon 90 days' notice, Lehman has the right to cause the Company to redeem the interest of Lehman in the Company. The redemption price of Lehman's interest will in all cases be equal to its capital contribution plus an amount equal to any accrued but unpaid Lehman Preferred Return (at the maximum Return Rate of 17% per annum) on Lehman's capital balance.

NOTE F (continued)

For purposes of allocating net income or net loss to the members, Lehman is allocated net income equal to the Lehman Preferred Return, as described above. The holders of Class B Preferred are next allocated net income equal to the Class B Preferred Return. Any remaining net income or net loss is allocated to the Managing Member (Cain). The Company is also required, as part of the New Agreement, to maintain minimum net worth of $4,000,000. As of December 31, 2004, the Company's net worth was $5,758,350.

For the year ended December 31, 2004, the Preferred Return for Lehman and Cain collectively totaled $700,110, of which $626,279 related to Lehman and $73,831 related to Cain. Included in this amount is $383,419 that remains payable ($367,929 to Lehman and $15,490 to Cain) at year-end and is included on the accompanying statement of financial condition.

NOTE G - RELATED-PARTY TRANSACTIONS

At December 31, 2004, the Company has a receivable from Ventures totaling $42,010 (of which approximately $41,000 was collected from Ventures on January 24, 2005) relating to chargebacks for services provided between the Company and Ventures. During the year ended December 31, 2004, the Company was entitled to receive a percentage of the management fee from Ventures approximating $190,000, which is included in "Other income" on the accompanying statement of operations. At December 31, 2004, approximately $95,200 of this amount is included in "Fees receivable" on the accompanying statement of financial condition.

NOTE H - LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases through August 31, 2017, for office space requiring minimum annual rental payments as follows:

NOTE H (continued)

2005	$ 1,120,549
2006	1,132,297
2007	1,136,389
2008	1,096,758
2009	1,055,042
2010 - 2017	8,123,204
	$13,664,239

Rent expense for the year ended December 31, 2004 totaled approximately $1,104,000.

NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Employees of the Company who have completed one year of service are eligible to participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

For the year ended December 31, 2004, the Company's profit-sharing contribution to the Plan totaled $980,055 and is included in "Bonus and profit-sharing payable" on the accompanying statement of financial condition.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

NOTE K - CONTINGENCIES

The Company was named a defendant in an adversarial proceeding in the Chapter 7 bankruptcy of CareSelect Group, a former client. The litigation was settled by agreement of the Bankruptcy Court by Order dated January 10, 2005. The Company had reserved, as of December 31, 2004, the settlement amount of $47,500. This amount was subsequently paid and a release was obtained; the litigation is now concluded.

To management's knowledge, there are no legal contingencies as of December 31, 2004. The Company has, however, received notice that the IRS intends to initiate a routine audit for the calendar year 2002, and New York State has initiated a routine Sales and Use Tax audit for the period June 1, 1998 through May 31, 2004. The Company has established reserves, as of December 31, 2004, which in its opinion are sufficient to cover potential settlements resulting from these audits, the outcomes of which are considered by management to have no material adverse effect on the Company's financial position, results of operations and cash flows.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com